Exhibit 99.1

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811 • Fax (403) 261-4818 Website: www.lukeenergy.com

For Immediate Release
December 14, 2004

PRESS RELEASE
$2.5 MILLION PRIVATE PLACEMENT

Calgary, Alberta: Luke Energy Ltd. announces that due to a planned increase in drilling activity over the coming winter drilling season, it proposes to add to its available capital by entering into a $2.5 million Private Placement of Luke Energy shares. Under the Private Placement, Luke Energy will issue 806,452 common shares at $3.10 per share which will be subject to a four-month hold period. The shares issued will receive full “flow-through” tax benefits for the 2004 taxation year. The Company will subsequently have approximately 37 million shares outstanding. The Private Placement is subject to regulatory approval and is expected to close on or about December 21, 2004.

Management and directors propose to subscribe for up to 20% of the issue.

Luke Energy is an emerging western Canadian oil and gas company which trades on the Toronto Stock Exchange under the symbol LKE.

Information Contact:	Harold Pedersen, President & CEO
Phone: (403) 261-4811 Website: www.lukeenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.